UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41847

Alpha Technology Group Ltd

(Registrant’s Name)

Unit No.08 on the 25th Floor of Nanyang Plaza,

No. 57 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Appointment of Su Jiang Qiong Elly as an Independent Director

Effective on December 18, 2025, the Board of Directors (the “Board”) of Alpha Technology Group Ltd (the “Company”) appointed Ms. Su Jiang Qiong Elly to the Board as an independent director of the Company and a member of the Board’s audit committee, compensation committee and nominating and corporate governance committee.

Ms. Su Jiang Qiong Elly, age 30, has over 7 years of cross-cultural and international project management and translation experience across luxury goods, fashion, media, legal, and diplomatic sectors. In 2024 to 2025, she served as the Project-Based Designer & Sponsor Relations Manager of Paris Fashion Air, an international fashion and artist platform company based in Paris, France. From, 2022 to 2024, she served as the Head of International Cooperation Department of Gianna Another, a Japanese fashion & beauty magazine. From 2019 to 2020, she served as the International Cooperation Specialist & Translator of Hengxin Shambala Cultural Co., Ltd, a company listed on Shenzhen Stock Exchange GEM in 2010 and one of China's leading digital cultural creativity, content production and technical services companies. In 2018-2019, she acted as a Simultaneous Conference Interpreter for Mr. Ban Ki-Moon, former Secretary-General of the United Nations, during his activities in China. Earlier in her career, she served as a Global Human Rights Researcher Intern for Montreal grassroots NGO, Social Justice Connection/Éduconnexion, a role that led to annual invitations to represent Canada at the United Nations headquarters, during International Day of Peace. Ms. Su obtained a Bachelor of Arts in Religion and Philosophy in 2018 from Concordia University, and she received a Diplôme D'études Collēgiales in Law, Society and Justice from Marianopolis College in 2015.

The Company determines that Ms. Su qualifies as an independent director of the Company in accordance with Nasdaq Listing Rules and regulations of the Securities and Exchange Commission.

In connection with her appointment, the Company entered into an indemnification agreement (the “Indemnification Agreement”) with Ms. Su, pursuant to which the Company agreed to indemnify Ms. Su against certain liabilities and expenses incurred by her in connection with claims made by reason of her being a director. In addition, the Company entered into an independent director agreement (the “Independent Director Agreement”) with Ms. Su which provided for compensation for her services as an independent director

The foregoing description of the Indemnification Agreement and the Independent Director Agreement is qualified in their entirety by reference to the complete text of the forms of indemnification agreement and independent director agreement, which are attached hereto as Exhibits 4.1 and 4.2, to this current report on Form 6-K and the terms of which are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-273289), as amended, initially filed with the Securities and Exchange Commission on July 17, 2023)
4.2	Form of Independent Director Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2025	Alpha Technology Group Ltd

	By:	/s/ Tsang Chun Ho Anthony
	Name:	Tsang Chun Ho Anthony
	Title:	Chief Executive Officer and Director

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